EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Furniture Brands International, Inc.:
We consent to the use of our reports dated March 2, 2010, with respect to the consolidated balance sheets of Furniture Brands International, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows, and shareholders’ equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
St. Louis, Missouri
September 3, 2010